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                             RICHARDSON & PATEL LLP
                       10900 Wilshire Boulevard, Suite 500
                          Los Angeles, California 90024
                             Telephone: 310-208-1182
                             Facsimile: 310-208-1154


                                 July 17, 2008

RE:  Bullion River Gold Corp.
     Preliminary Information Statement on Schedule 14C
     Filed: June 12, 2008
     File No. 333-85414

Dear H. Roger Schwall:

      On behalf of Bullion River Gold Corp. (the "Company"), we enclose the following information, supplementally, in response to a comment received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated July 2, 2008. Set forth below is the Company's response to the Staff's comment. We have reproduced the Staff's comment in bold type and have followed the comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. We do not believe at this time that this disclosure would be appropriate or required for the Information Statement, but is required by Staff to complete its evaluation of whether there was proper reliance on Rule 14a-2(b)(2).

1. PLEASE DESCRIBE HOW YOU THE OBTAINED THE CONSENT OF THE SHAREHOLDERS IDENTIFIED IN THE TABLE.

      We supplementally inform Staff as follows concerning the consenting shareholders and their respective relationships to the Company. In some cases, there is no specific relationship other than that of shareholder.

      Banque Pasche (Liechtenstein) AG ("Banque Pasche") is the Company's largest shareholder. Banque Pasche's shareholdings and beneficial ownership as of the record date are set forth under the table entitled Security Ownership of Certain Beneficial Owners and Management in the Information Statement. Elton Participation is the Company's second largest shareholder. Elton Participation's shareholdings and beneficial ownership are set forth under the table entitled Security Ownership of Certain Beneficial Owners and Management appearing in the Information Statement. Peter-Paul Stengel is a shareholder of the Company and also the President of Elton Participation.

      Effective April 15, 2008 Susan Jeffs resigned as a member of the board of directors of the Company, leaving two members on the Company's board of directors. Subsequent to Susan Jeffs' resignation, and amid concerns about the health and resulting commitment of the Company's then sole officer and chairman of the board, Peter Kuhn, a shareholder of the Company, Allen Wilson, reached out to Banque Pasche to discuss potential remedies to the Company's current management and financial condition. Subsequent to Allen Wilson's initial discussions with Banque Pasche, Mr. Peter Kuhn resigned as the Company's chairman of the board, president, principal executive officer, principal financial officer and secretary to deal with confidential health issues.







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H. Roger Schwall
Securities and Exchange Commission
July 17, 2008
Page 2


      Following Peter Kuhn's resignation the Company was essentially operating without any executive officer or management. Accordingly, to preserve their prior investments, Banque Pasche and Allen Wilson immediately became active in assisting to attract new management to the Company. In order to further help attract new management Banque Pasche reached out to the Company's second largest shareholder, Elton Participation. Banque Pasche, Elton Participation and Elton Participation's President Peter-Paul Stengel met in Germany to discuss the Company's need for management and its current financial condition. Allen Wilson attended this meeting via telephone. It was during this time that Banque Pasche, Allen Wilson and Elton Participation realized that it was proving difficult to attract suitable management because of the Company's current financial position and its various debt obligations. Each of these shareholders agreed that the Company needed additional capital to continue operations and to induce new management to the Company. Accordingly, these shareholders agreed that the Company would have to increase its authorized capital to attract additional financing. By committing themselves to this objective, Banque Pasche was able to introduce Dr. Rene Juchler to the Company. Dr. Juchler was appointed as the principal financial officer and chairman of the board of the Company on May 6, 2008. With similar knowledge that the shareholders intended to increase the authorized capital, Tim Callaway also agreed to undertake a management role with the Company. Tim Callaway was appointed as the chief executive officer, secretary and as member of the board of directors also on May 6, 2008.

      Banque Pasche, Allen Wilson, Elton Participation and its president Peter-Paul Stengel combined ownership amounted to approximately 50% of the required vote to increase the Company's authorized capital. Accordingly, Mr. Wilson and Banque Pasche sought out familiar shareholders with whom they had a preexisting professional and/or personal relationship to acquire the additional shares necessary to increase the Company's authorized capital.

      Gerhard Nel is a only a shareholder in the Company, however Mr. Nel has been a friend of Allen Wilson's for 15 years, and was introduced to the Company by Allen Wilson. Seaside Capital is only a shareholder in the Company. Allen Wilson became associated with Seaside Capital through the Company's corporate counsel, Richardson & Patel LLP. Majorie Gorelik is only a shareholder in the Company. Allen Wilson met Ms. Gorelik through a personal friend who is also a shareholder in the Company. Dadmarz is also only a shareholder in the Company, but the principal of Dadmarz has been a friend of Allen Wilson's for 12 years, who was also introduced to the Company by Allen Wilson. Richard Jeffs is also only a shareholder in the Company. Richard Jeffs was Allen Wilson's former employer and is personal friend. Richard Jeffs' wife Susan was also a director of the Company until her resignation on April 15, 2008.

      No other shareholders were contacted who Banque Pasche or Allen Wilson did not already have a close professional and/or personal relationship with. The Company's management was not in contact with the shareholders concerning the granting of consents; rather the shareholders themselves cooperated with each other to obtain the written consents. No solicitation was made by the registrant within the meaning of Rule 14a-2(b)(2).


                                     * * * *







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H. Roger Schwall
Securities and Exchange Commission
July 17, 2008
Page 3


      If you have any questions or further comments, please do not hesitate to contact Jennifer A. Post at (310) 208-1182 or via fax at (310) 208-1154.

                                              Very truly yours,
                                              RICHARDSON & PATEL LLP

                                              /s/ Ryan Del Giorgio
                                              --------------------
                                              Ryan Del Giorgio, Esq.
cc: Tim Callaway